Mail Stop 6010


						July 15, 2005


John R. Hinson
Raymond W. Cohen
CSQ Holding Company
3303 Monte Villa Parkway
Bothell, Washington 98021

Re:	CSQ Holding Company
      Amendment No. 1 to Registration Statement on Form S-4
      Filed June 27, 2005
		File No. 333-124514

Dear Messrs. Hinson and Cohen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Do the persons involved in the transaction have interests that may conflict..., page 7

1. We note your response to comment 6. In an appropriate section of your document please quantify the value of each affiliate`s interest.
For example, you should show the value of each affiliate`s accelerated options, the amount of additional compensation received under new compensation arrangements when compared to existing compensation arrangements, etc. Also, in the summary, you should quantify, on an aggregate basis, each affiliate`s interest.


Recent Market Prices, page 22

2. Regarding your revised disclosure in response to comment 7:

* It is unclear why it is appropriate to include a table that suggests that Cardiac Science shareholders will receive a share that has a value of $18.30 which is "equivalent" to the value of a share currently having a value of $1.83. Likewise, it is unclear why it is appropriate for the table to suggest that Quinton shares currently worth $9.74 will be worth the "equivalent" of $14.13 after the merger.

* It is unclear why it is appropriate to calculate an "equivalent" value of the Cardiac Science shares using the exchange ratio while calculating the "equivalent" value of the Quinton shares using a different formula.

* Clearly show the premium/discount that the merger consideration provides to the shareholders of each company.


The merger and related transactions are expected to cause..., page
37

3. We note your response to comment 11. Please revise to quantify the amount of the Cardiac Science limitations as of a recent date.


Reasons for the Transaction, page 56

4. Please continue to expand your disclosure in response to previous comment 16 to quantify all of the factors subject to quantification.
For example, we note references on page 57 to financial analyses and historical market prices and the reference on page 60 to an unexplained impact on employees. It also remains unclear whether either board considered quantitative data that apparently does not support the merger consideration as mentioned in the material you provided in response to previous comment 9 or whether you have analyzed the need to disclose such information to balance the disclosure your have provided.

5. With a view toward clarified disclosure, please tell us whether both boards and both financial advisors used the same projections when conducting their analysis and assumed the financial benefits disclosed on page 2 of your prospectus.


Financial Advisor`s Opinions, page 61

6. Please expand the disclosure in response to our previous comments regarding the criteria each advisor used to select comparable companies and transactions to clarify whether the analyses included all companies that satisfy the disclosed criteria. If not, explain the reasons for any exclusions.

7. Tell us why you do not disclose the merger premium mentioned on page 13 of the presentation by Quinton`s financial advisor.

8. Please revise to ensure your disclosure matches that in the materials provided in response to prior comment 17. For instance, your disclosure indicates that the highest multiple in a reference transaction is 38.66. However, the highest multiple indicated on page 48 of the SunTrust Robinson Humphrey presentation dated February
25, 2005 is different.


Analysis of Quinton, page 64

Market Analysis of Selected Publicly Traded Companies, page 71

9. Please revise here and in the descriptions of other analyses, as
appropriate, to indicate the basis for the assumed exchange of
8.01
shares of Cardiac Science for each share of Quinton.



Opinion of Cardiac Science`s financial advisor, page 71

10. We note your response with respect to the last sentence of comment 19. Please revise the disclosure to clarify how the opinion as to the fairness of the exchange ratios differs from an opinion with respect to the underlying valuation of Cardiac Science.


Other Factors, page 77

11. We note your response to comment 26; however, it remains unclear from your disclosure what "points of reference" and "additional perspectives" these factors provided.


Material United States federal income tax consequences..., page 86

12. We note your response to comment 34; however, the opinion is qualified to "generally applicable" tax consequences. It is unclear why this qualification is necessary given the disclosure in the introductory paragraph of this section. Please provide an unqualified opinion.


Senior note, page 101

13. Please identify the certain amendments mentioned in the first full paragraph on page 103. Also clarify how you were in potential default of the notes.


Exhibit 5.1

14. We note your response to comment 48. Explain how you have communicated to investors the risks arising from the assumption in paragraph (c). Tell us whether you intend to file by amendment a legal opinion without the assumption.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lynn Dicker at (202) 551-3616 or Gary Todd,
Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202)
551-3617 with any other questions.


Sincerely,



								Russell Mancuso
      	Branch Chief

cc (via fax):	Stewart Landefeld, Esq.
		Eric DeJong, Esq.
		Michael Matysik
		Roderick de Greef
		Shivbir S. Grewel, Esq.


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John R. Hinson
Raymond W. Cohen
CSQ Holding Company
July 15, 2005
Page 1